SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: HY10 Part 3 of 5

_________________
Part 3 of 5

IFRS supplement

	Consolidated income statement	28
	Condensed statement of comprehensive income	29
	Condensed statement of changes in equity	29
	Condensed consolidated statement of financial position	30
	Condensed consolidated statement of cash flows	31
	Notes
A1	Basis of preparation	32
A2	Exchange rates	33
A3	Subsidiaries	33
A4	Segmental information	35
A5	Tax	44
A6	Earnings per share	45
A7	Dividends and appropriations	46
A8	Insurance liabilities	47
A9	Liability for investment contracts	48
A10	Reinsurance assets	49
A11	Effect of changes in assumptions and estimates during the period	50
A12	Borrowings	50
A13	Unallocated divisible surplus	51
A14	Pension Schemes	51
A15	Cash and cash equivalents in the statement of cash flows	52
A16	Related parties	52
A17	Risk management	53
A18	Subsequent events	54
A19	Long-term business IFRS profit driver analysis	55
A20	Analysis of general insurance	56
A21	Funds under management	57
A22	Operational cost base	57

	Directors' responsibility statement pursuant to the Disclosure and Transparency Rule 4	58
	Independent review report for the six months ended 30 June 2010	59

_______________________________

IFRS condensed financial statements

Consolidated income statement
For the six month period ended 30 June 2010
6 months 2010 €m		6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
	Income
22,687	Gross written premiums	19,738	18,860	34,690
(1,048)	Premiums ceded to reinsurers	(912)	(952)	(2,576)
21,639	Premiums written net of reinsurance	18,826	17,908	32,114
(276)	Net change in provision for unearned premiums	(240)	33	559
21,363	Net earned premiums	18,586	17,941	32,673
1,056	Fee and commission income	919	801	1,789
10,728	Net investment income	9,333	2,720	24,972
98	Share of profit/(loss) after tax of joint ventures and associates	85	(547)	(504)
32	Profit on the disposal of subsidiaries and associates	28	20	153
33,277		28,951	20,935	59,083
	Expenses
(16,816)	Claims and benefits paid, net of recoveries from reinsurers	(14,630)	(14,142)	(27,549)
(3,801)	Change in insurance liabilities, net of reinsurance	(3,307)	(190)	(5,682)
(3,129)	Change in investment contract provisions	(2,722)	(969)	(11,185)
(636)	Change in unallocated divisible surplus	(553)	(89)	(1,547)
(3,653)	Fee and commission expense	(3,178)	(1,909)	(4,396)
(2,148)	Other expenses	(1,869)	(2,245)	(5,366)
(701)	Finance costs	(610)	(715)	(1,336)
(30,884)		(26,869)	(20,259)	(57,061)
2,393	Profit before tax	2,082	676	2,022
(36)	Tax attributable to policyholders' returns	(31)	264	(217)
2,357	Profit before tax attributable to shareholders' profits	2,051	940	1,805
(663)	Tax (expense)/credit	(577)	71	(707)
36	Less: tax attributable to policyholders' returns	31	(264)	217
(627)	Tax attributable to shareholders' profits	(546)	(193)	(490)
1,730	Profit for the period	1,505	747	1,315
	Attributable to:
1,243	Equity shareholders of Aviva plc	1,081	675	1,085
487	Non-controlling interests	424	72	230
1,730		1,505	747	1,315
	Earnings per share
44.6c	Basic (pence per share)	38.8p	24.9p	37.8p
43.9c	Diluted (pence per share)	38.2p	24.8p	37.5p

Condensed statement of comprehensive income
For the six month period ended 30 June 2010
6 months 2010 €m		6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
1,730	Profit for the period	1,505	747	1,315
	Other comprehensive income
	Investments classified as available for sale
479	Fair value gains	417	352	1,011
(128)	Fair value gains transferred to profit on disposal	(111)	(13)	(310)
102	Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	89	381	482
	Owner-occupied properties
(25)	Fair value losses	(22)	―	(25)
―	Share of other comprehensive income of joint ventures and associates	-	43	122
(423)	Actuarial losses on pension schemes	(368)	(1,380)	(1,140)
―	Actuarial losses on pension schemes transferred to unallocated divisible surplus	-	148	24
(427)	Foreign exchange rate movements	(372)	(1,492)	(951)
(98)	Aggregate tax effect - shareholder tax	(86)	(145)	(196)
(520)	Other comprehensive income for the period, net of tax	(453)	(2,106)	(983)
1,210	Total comprehensive income for the period	1,052	(1,359)	332
	Attributable to:
1,083	Equity shareholders of Aviva plc	942	(1,187)	240
127	Non-controlling interests	110	(172)	92
1,210		1,052	(1,359)	332
Condensed statement of changes in equity
For the six month period ended 30 June 2010
6 months 2010 €m		6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
18,397	Balance at 1 January as reported	15,086	14,446	14,573
-	Prior year adjustment (see note A1)	-	127	-
18,397	Balance at 1 January as restated	15,086	14,573	14,573
1,835	Profit for the period	1,505	747	1,315
(552)	Other comprehensive income	(453)	(2,106)	(983)
1,283	Total comprehensive income for the period	1,052	(1,359)	332
(517)	Dividends and appropriations	(424)	(536)	(853)
-	Issues of share capital	-	-	1
184	Shares issued in lieu of dividends	151	184	299
1	Capital contributions from non-controlling interests	1	6	6
-	Transfer to non-controlling interests following Delta Lloyd IPO	-	-	930
(99)	Minority share of dividends declared in the period applicable to non-controlling interests	(81)	(36)	(109)
-	Non-controlling interest in disposed subsidiaries	-	(2)	(2)
(52)	Changes in non-controlling interest in existing subsidiaries	(43)	-	(111)
-	Shares acquired by employee trusts	-	-	(53)
44	Reserves credit for equity compensation plans	36	20	56
-	Aggregate tax effect - shareholder tax	-	-	17
19,242	Balance at 30 June/31 December	15,778	12,850	15,086

__________

---------------------

Condensed consolidated statement of financial position
As at 30 June 2010
30 June 2010 €m		30 June 2010 £m	Restated 30 June 2009 £m	31 December 2009 £m
	Assets
4,118	Goodwill	3,377	3,361	3,381
3,222	Acquired value of in-force business and intangible assets	2,642	3,269	2,860
2,282	Interests in, and loans to, joint ventures	1,871	1,370	1,701
1,546	Interests in, and loans to, associates	1,268	1,090	1,281
837	Property and equipment	686	805	753
15,288	Investment property	12,536	12,218	12,422
50,480	Loans	41,394	39,718	41,079
	Financial investments
195,874	Debt securities	160,617	146,116	160,510
49,685	Equity securities	40,742	36,125	43,343
42,955	Other investments	35,223	29,305	34,826
288,514		236,582	211,546	238,679
8,867	Reinsurance assets	7,271	7,005	7,572
351	Deferred tax assets	288	2,502	218
328	Current tax assets	269	444	359
11,027	Receivables and other financial assets	9,041	10,765	9,632
6,543	Deferred acquisition costs and other assets	5,365	6,244	5,621
4,361	Prepayments and accrued income	3,576	3,674	3,604
34,690	Cash and cash equivalents	28,446	25,030	25,176
7	Assets of operations classified as held for sale	6	2,451	53
432,461	Total assets	354,618	331,492	354,391
	Equity
855	Ordinary share capital	701	685	692
1,461	Share premium	1,198	1,214	1,207
3,989	Merger reserve	3,271	3,270	3,271
(83)	Shares held by employee trusts	(68)	(33)	(68)
2,412	Other reserves	1,978	1,471	1,829
4,843	Retained earnings	3,971	3,053	3,425
13,477	Equity attributable to ordinary shareholders of Aviva plc	11,051	9,660	10,356
1,451	Preference share capital and direct capital instrument	1,190	1,190	1,190
4,313	Non-controlling interests	3,537	2,000	3,540
19,241	Total equity	15,778	12,850	15,086
	Liabilities
208,759	Gross insurance liabilities	171,182	161,775	171,092
130,735	Gross liabilities for investment contracts	107,203	97,541	110,015
5,152	Unallocated divisible surplus	4,225	2,283	3,866
12,002	Net asset value attributable to unitholders	9,842	7,973	9,894
4,882	Provisions	4,003	3,955	3,980
1,520	Deferred tax liabilities	1,246	2,789	1,038
555	Current tax liabilities	455	378	192
17,228	Borrowings	14,127	14,325	15,000
27,805	Payables and other financial liabilities	22,800	21,109	20,542
4,582	Other liabilities	3,757	4,529	3,653
-	Liabilities of operations classified as held for sale	-	1,985	33
413,220	Total liabilities	338,840	318,642	339,305
432,461	Total equity and liabilities	354,618	331,492	354,391

----------------------------------

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2010
The cash flows presented in this statement cover all the group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.
	6 months 2010 £m	Restated 6 months 2009 £m	Full year 2009 £m
Cash flows from operating activities
Cash-generated from operations*	5,383	3,907	3,286
Tax paid	(152)	(221)	(601)
Net cash from operating activities	5,231	3,686	2,685
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	(156)	(223)	(596)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	49	(239)	1,131
Disposal of minority interest in subsidiary	15	-	-
New loans to joint ventures and associates	-	(3)	(145)
Repayment of loans by joint ventures and associates	17	3	99
Net repayment of loans to joint ventures and associates	17	-	(46)
Purchases of property and equipment	(44)	(73)	(149)
Proceeds on sale of property and equipment	13	26	188
Purchases of intangible assets	(35)	(7)	(30)
Net cash (used in)/from investing activities	(141)	(516)	498
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	1	-	1
Treasury shares purchased for employee trusts	-	-	(53)
New borrowings drawn down, net expenses	286	665	4,260
Repayment of borrowings	(417)	(553)	(3,853)
Net (repayment)/drawdown of borrowings	(131)	112	407
Interest paid on borrowings	(606)	(705)	(1,199)
Preference dividends paid	(9)	(9)	(17)
Ordinary dividends paid	(264)	(343)	(476)
Coupon payments on direct capital instrument	-	-	(61)
Capital contributions from non-controlling interests	1	6	6
Dividends paid to non-controlling interests of subsidiaries	(81)	(36)	(109)
Net cash used in financing activities	(1,089)	(975)	(1,501)
Net increase in cash and cash equivalents	4,001	2,195	1,682
Cash and cash equivalents at 1 January	24,251	23,531	23,531
Effect of exchange rate changes on cash and cash equivalents	(961)	(1,649)	(962)
Cash and cash equivalents at 30 June/31 December	27,291	24,077	24,251
*  Cash generated from operations is stated after net purchases/sales of investment property, loans and financial investments
Of the total cash and cash equivalents, nil (30 June 2009: £192 million; 31 December 2009: nil) was classified as held for sale (see note A3 c (ii)).

Notes to the condensed financial statements

A1 - Basis of preparation
(a)
The condensed financial statements for the six months to 30 June 2010 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). These include IAS 34, Interim Financial Reporting, which specifically addresses the contents of interim condensed financial statements. The results apply the accounting policies set out in Aviva plc's 2009 Annual Report and Accounts, except as below.
In 2008, the IASB issued a revised version of IFRS 3,
Business Combinations
, which introduced a number of changes in accounting for such transactions that impact the amount of goodwill recognised, the reported results in the period an acquisition occurs, and future reported results. A consequential amendment to IAS 27,
Consolidated and Separate Financial Statements
, requires a change in the ownership interest of a subsidiary (without loss of control) to be accounted for as an equity transaction, rather than giving rise to goodwill or a gain or loss. Other consequential amendments were made to IAS 7,
Statement of Cash Flows
, IAS 12,
Income Taxes
, IAS 21,
The Effects of Changes in Foreign Exchange Rates
, IAS 28,
Investments in Associates
, and IAS 31,
Interests in Joint Ventures
.
During 2008 and 2009, the IASB also issued amendments to IFRS 1,
First Time Adoption of IFRS,
IFRS 2,
Share-Based Payment,
IAS 39,
Financial
Instruments: Recognition and Measurement,
and the results of its annual improvements project. IFRIC interpretation 17,
Distributions of Non-cash Assets to Owners
, issued in 2008, has now been endorsed by the EU.
These are all applicable for the first time in the current accounting period and are now reflected in the Group's financial reporting, with no material impact.
The results for the six months to 30 June 2010 and 2009 are unaudited but have been reviewed by the auditor, Ernst & Young LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2009 have been taken from the Group's 2009 Annual Report and Accounts and do not in themselves constitute statutory accounts. The auditor has reported on the 2009 financial statements and the report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2009 Report and Accounts have been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the Company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.
(b)
Items included in the financial statements of each of the group's entities are measured in the currency of the primary economic environment in which that entity operates (the "functional currency"). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros.
(c)
Restatement of prior period figures
The following restatements were actioned in the Group's 2009 financial statements. As these restatements took place in the second half of 2009, the comparative figures for the six months to 30 June 2009 are now restated in this report.
(i) During 2009, the Group undertook a review of our accounting policy for cash and cash equivalents. Previously, we defined these as normally having a maturity of three months or less from date of acquisition. To avoid ambiguity, our accounting policy has been refined to impose a cut-off date of exactly three months, allowing us to delete "normally" from the policy wording. This refinement of policy resulted in a reclassification of certain short-dated instruments between cash and cash equivalents and financial investments.
The impact of this refinement was to increase financial investments and reduce cash and cash equivalents at 1 January 2009 and 30 June 2009 by £538 million and £518 million respectively compared to the amounts previously stated. As a consequence of this, cash flows from operating activities for the six month period to 30 June 2009 have decreased by £51 million, with the effect of exchange rate movements accounting for the remaining £71 million.
(ii) During 2009, the Group's Dutch subsidiary, Delta Lloyd, carried out a review of the way it had been applying IAS 19,
Employee Benefits
, in its own financial statements where the corridor method of smoothing actuarial gains and losses in its pension schemes is followed; in accounting for its self-insured pension obligations and intercompany eliminations; and in its reporting to Group where the corridor accounting is reversed. The review concluded that errors had been made locally in applying IAS 19 on the transition to IFRS and in subsequent years, such that gains on certain assets had been reported in provisions, to be released over time, rather than through other comprehensive income. The impact of correcting these errors was to reduce other liabilities by £170 million as at 1 January 2009, increase deferred tax liabilities by £43 million and increase retained earnings at that date by £127 million.

A2 - Exchange rates
The group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:
	6 months 2010	6 months 2009	Full year 2009
Eurozone
- Average rate (€1 equals)	£0.87	£0.89	£0.88
- Period end rate (€1 equals)	£0.82	£0.85	£0.88
United States
- Average rate ($US1 equals)	£0.65	£0.67	£0.64
- Period end rate ($US1 equals)	£0.67	£0.61	£0.62
Total foreign currency movements during the period resulted in a loss recognised in the income statement of £22 million (30 June 2009: £111 million gain; 31 December 2009: £154 million gain).
A3 - Subsidiaries
(a) Acquisitions

River Road Asset Management

On 24 February 2010, the Group acquired 100% of River Road Asset Management ("River Road"), a US equity manager, to support the expansion of Aviva Investors' third party institutional asset management business. The total consideration was estimated as £83 million (US$128 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises undiscounted contingent consideration.
The contingent consideration arrangement requires the Group to pay amounts over the next five years, based on a multiple of the earnings (1.0792 times) during that period, up to a maximum of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million). A fair value liability of £24 million, using a discount rate of 17%, has been recognised for potential consideration that is payable in 2014, 2015 and 2016.
The acquisition has given rise to goodwill of £29 million, calculated as follows:
£m
Purchase cost:
Cash paid	37
Contingent consideration arrangement (fair value)	24
Total consideration	61
The estimated book and fair values of the assets and liabilities at the acquisition date were:
	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Intangible assets	-	31	31
Receivables and other assets	3	-	3
Total assets	3	31	34
Liabilities
Payables and other liabilities	(2)	-	(2)
Total liabilities	(2)	-	(2)
Total identifiable net assets	1	31	32
Goodwill arising on acquisition			29
The assets and liabilities as at the acquisition date are stated at their provisional fair values and may be amended until 23 February 2011. The fair value adjustment for intangible assets relates to customer relationships acquired. Goodwill of £29 million arising from this acquisition consists largely of new business and new product introductions.

A3 - Subsidiaries continued
(b) Disposal of subsidiaries and associates
The profit on the disposal of subsidiaries and associates comprises:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
United Kingdom (see (i) below)	4	-	-
France (see (ii) below)	24	-	-
Netherlands	-	20	31
Australia	-	-	122
Profit on disposal before tax	28	20	153
Tax on profit on disposal	-	-	-
Profit on disposal after tax	28	20	153

(i) UK non-core operations

On 30 June 2010, the Group sold its wholly-owned subsidiaries, RAC France SA and RAC Service Europe SA, to their executive management for a consideration of £17 million. These companies had total assets of £48 million (comprising investments of £25 million, receivables of £20 million and other assets of £3 million) and total liabilities of £36 million (insurance liabilities of £23 million and other liabilities of £13 million), giving net assets of £12 million and a profit on disposal after transaction costs of £4 million. The Group's French subsidiary, Aviva Assurances SA, has acquired 17.5% of the shares in both companies.

(ii) France associate

On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company's main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.
(c) Operations and assets classified as held for sale
Assets held for sale as at 30 June 2010 comprise:
	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Property and equipment held for sale (see (i) below)	-	106	-
Assets of operations classified as held for sale (see (ii) below)	6	2,345	53
Total assets classified as held for sale	6	2,451	53

(i) Property and equipment held for sale

Property and equipment held for sale at 30 June 2009 related to the UK data centres which were sold during the second half of 2009.

(ii) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 30 June 2010 relate to an associate in Australia and are as follows:
	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Assets
Goodwill and intangible assets	-	1	-
Interest in associate	6	-	6
Investments and property and equipment	-	2,058	26
Receivables and other financial assets	-	36	20
Deferred acquisition costs and other assets	-	18	-
Prepayments and accrued income	-	40	1
Cash and cash equivalents	-	192	-
Total assets	6	2,345	53
Liabilities
Gross insurance liabilities and liabilities for investment contracts	-	(1,718)	(20)
Payables and financial liabilities	-	(26)	-
Other liabilities	-	(21)	(13)
Tax liabilities and other provisions	-	(220)	-
Total liabilities	-	(1,985)	(33)
Net assets	6	360	20
The operations disclosed as held for sale at 30 June 2009 comprised the Australian life and pensions business and wealth management platform, which were sold during the second half of 2009. The operations held for sale at 31 December 2009 related to the UK non-core operations which were sold in 2010 and the associate in Australia.

A4 - Segmental information
(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the
Group C
hief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom

The United Kingdom comprises two operating segments - UK Life and UK General Insurance (UK
GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses. UK GI also includes the RA
C motor recovery business, the group reinsurance result and the results of run off agency business.

Aviva

Europe

Activities reported in the Aviva Europe operating segment exclude operations in the UK and Delta Lloyd but include those in Russia, Turkey and UAE. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

Delta

Lloyd

The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

North

America

Our activities in North America principally comprise our long-term business operations in the US and general insurance business operation in Canada.

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, and South Korea.

Aviva Investors

Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US, Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the separate operating segment above.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in "Other Group activities". Similarly, central core structural borrowings and certain tax balances are included in "Other Group activities" in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
(i) profit or loss from operations before tax attributable to shareholders.
(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.
_______________________________________________________________________________________________________________________________

A4 - Segmental information continued

(i) Segmental income statement for the six month period ended 30 June 2010

	United Kingdom		Europe
	Life £m	GI # £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	3,576	2,157	7,897	2,515	3,283	310	-	-	19,738
Premiums ceded to reinsurers	(308)	(178)	(233)	(64)	(105)	(24)	-	-	(912)
Internal reinsurance revenue	―	37	(14)	(5)	(16)	(2)	-	-	―
Net written premiums	3,268	2,016	7,650	2,446	3,162	284	-	-	18,826
Net change in provision for unearned premiums	(12)	(23)	(115)	(90)	5	(5)	-	-	(240)
Net earned premiums	3,256	1,993	7,535	2,356	3,167	279	-	-	18,586
Fee and commission income	167	138	269	149	29	3	164	-	919
	3,423	2,131	7,804	2,505	3,196	282	164	-	19,505
Net investment income	2,933	219	2,126	2,422	789	14	71	759	9,333
Inter-segment revenue	-	-	-	-	-	-	90	-	90
Share of profit/(loss) of joint ventures and associates	77	-	3	(6)	-	11	-	-	85
Profit on the disposal of subsidiaries and associates	-	4	24	-	-	-	-	-	28
Segmental income*	6,433	2,354	9,957	4,921	3,985	307	325	759	29,041
Claims and benefits paid, net of recoveries from reinsurers	(4,099)	(1,429)	(4,807)	(2,111)	(1,979)	(205)	-	-	(14,630)
Change in insurance liabilities, net of reinsurance	(1,067)	114	(445)	(587)	(1,238)	(84)	-	-	(3,307)
Change in investment contract provisions	240	-	(2,696)	(81)	(89)	-	(96)	-	(2,722)
Change in unallocated divisible surplus	(62)	-	(531)	(15)	-	55	-	-	(553)
Amortisation of deferred acquisition costs and acquired value of in-force business	-	-	(23)	(2)	(71)	(2)	-	-	(98)
Depreciation and other amortisation expense	(4)	(22)	(21)	(16)	(35)	(2)	(4)	-	(104)
Other operating expenses	(625)	(798)	(980)	(708)	(356)	(66)	(195)	(1,013)	(4,741)
Impairment losses**	(4)	(3)	(1)	(46)	(50)	-	-	-	(104)
Inter-segment expenses	(45)	(2)	(8)	-	(35)	-	-	-	(90)
Finance costs	(103)	(10)	(6)	(316)	(8)	-	(2)	(165)	(610)
Segmental expenses	(5,769)	(2,150)	(9,518)	(3,882)	(3,861)	(304)	(297)	(1,178)	(26,959)
Profit/(loss) before tax	664	204	439	1,039	124	3	28	(419)	2,082
Tax attributable to policyholders' returns	(25)	-	(6)	-	-	-	-	-	(31)
Profit/(loss) before tax attributable to shareholders	639	204	433	1,039	124	3	28	(419)	2,051
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(5)	4	11	2	-	1	(14)	-
Investment return variances and economic assumption changes on long-term business	(199)	-	10	(951)	68	10	-	-	(1,062)
Short-term fluctuation in return on investments backing non-long-term business	-	(45)	(29)	20	(35)	-	-	83	(6)
Economic assumption changes on general insurance and health business	-	58	2	-	4	-	-	-	64
Impairment of goodwill	2	-	-	-	-	-	-	-	2
Amortisation and impairment of intangibles	1	5	10	9	32	1	2	-	60
Profit on the disposal of subsidiaries and associates	―	(4)	(24)	-	-	-	-	-	(28)
Integration and restructuring costs	12	12	28	-	4	―	11	5	72
Exceptional items	-	-	-	107	10	-	-	-	117
Operating profit/(loss) before tax attributable to shareholders	456	225	434	235	209	14	42	(345)	1,270
*  Total reported income, excluding inter-segment revenue, is split United Kingdom £8,787 million, France £4,511 million, Netherlands £4,921 million, USA £2,842 million and Rest of the World £7,935 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
**All fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred to the income statement. Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £89 million and £nil respectively.
#  United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(ii) Segmental income statement for the six month period ended 30 June 2009

	United Kingdom		Europe
	Life £m	GI # £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	2,898	2,247	6,808	2,357	4,272	278	-	-	18,860
Premiums ceded to reinsurers	(330)	(184)	(223)	(52)	(120)	(43)	-	-	(952)
Internal reinsurance revenue	-	28	(15)	(6)	(6)	(1)	-	-	-
Net written premiums	2,568	2,091	6,570	2,299	4,146	234	-	-	17,908
Net change in provision for unearned premiums	(12)	252	(85)	(95)	(24)	(3)	-	-	33
Net earned premiums	2,556	2,343	6,485	2,204	4,122	231	-	-	17,941
Fee and commission income	119	117	242	107	27	72	117	-	801
	2,675	2,460	6,727	2,311	4,149	303	117	-	18,742
Net investment income	(2,027)	178	2,866	720	916	172	(88)	(17)	2,720
Inter-segment revenue	-	-	-	-	-	-	93	-	93
Share of loss of joint ventures and associates	(537)	-	(6)	(4)	-	-	-	-	(547)
Profit on the disposal of subsidiaries and associates	-	-	-	20	-	-	-	-	20
Segmental income*	111	2,638	9,587	3,047	5,065	475	122	(17)	21,028
Claims and benefits paid, net of recoveries from reinsurers	(3,689)	(1,700)	(4,601)	(1,750)	(2,256)	(146)	-	-	(14,142)
Change in insurance liabilities, net of reinsurance	2,701	229	(1,012)	377	(2,462)	(23)	-	-	(190)
Change in investment contract provisions	1,169	-	(2,122)	6	(76)	(7)	61	-	(969)
Change in unallocated divisible surplus	312	-	(359)	(11)	-	(31)	-	-	(89)
Amortisation of deferred acquisition costs and acquired value of in-force business	-	-	(23)	(1)	(27)	(2)	-	-	(53)
Depreciation and other amortisation expense	(6)	(39)	(24)	(12)	(35)	(4)	(3)	-	(123)
Other operating expenses	(527)	(942)	(964)	(556)	(33)	(149)	(152)	(191)	(3,514)
Impairment losses**	-	(42)	-	(366)	(56)	-	-	-	(464)
Inter-segment expenses	(54)	(2)	(7)	-	(30)	(1)	1	-	(93)
Finance costs	(144)	(9)	(6)	(371)	(12)	-	-	(173)	(715)
Segmental expenses	(238)	(2,505)	(9,118)	(2,684)	(4,987)	(363)	(93)	(364)	(20,352)
Profit/(loss) before tax	(127)	133	469	363	78	112	29	(381)	676
Tax attributable to policyholders' returns	301	-	(34)	-	-	(3)	-	-	264
Profit/(loss) before tax attributable to shareholders	174	133	435	363	78	109	29	(381)	940
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	9	12	15	8	-	1	(45)	-
Investment return variances and economic assumption changes on long-term business	124	-	(17)	(244)	30	(48)	-	-	(155)
Short-term fluctuation in return on investments backing non-long-term business	-	90	(40)	68	(41)	-	-	48	125
Economic assumption changes on general insurance and health business	-	(54)	2	-	-	-	-	-	(52)
Impairment of goodwill	5	-	-	-	-	-	-	-	5
Amortisation and impairment of intangibles	1	9	9	8	28	2	1	-	58
Profit on the disposal of subsidiaries and associates	-	-	-	(20)	-	-	-	-	(20)
Integration and restructuring costs	46	76	13	3	-	-	5	5	148
Operating profit/(loss) before tax attributable to shareholders	350	263	414	193	103	63	36	(373)	1,049
*  Total reported income, excluding inter-segment revenue, is split United Kingdom £2,749 million, France £5,030 million, Netherlands £3,047 million, USA £4,074 million and Rest of the World £6,035 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
** All fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred to the income statement. Impairment losses recognised directly in equity were £422 million.
#  United Kingdom GI includes the group reinsurance business, agency run off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,086	4,239	12,936	4,482	6,413	534	-	-	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(134)	(231)	(77)	-	-	(2,576)
Internal reinsurance revenue	-	28	(13)	(7)	(6)	(2)	-	-	-
Net written premiums	4,775	3,912	12,455	4,341	6,176	455	-	-	32,114
Net change in provision for unearned premiums	2	607	(16)	6	(35)	(5)	-	-	559
Net earned premiums	4,777	4,519	12,439	4,347	6,141	450	-	-	32,673
Fee and commission income	261	272	558	226	55	121	296	-	1,789
	5,038	4,791	12,997	4,573	6,196	571	296	-	34,462
Net investment income	8,199	553	10,184	3,172	2,242	586	157	(121)	24,972
Inter-segment revenue	-	-	-	-	-	-	202	-	202
Share of loss of joint ventures and associates	(416)	-	(36)	(41)	-	(11)	-	-	(504)
Profit on the disposal of subsidiaries and associates	-	-	-	31	-	122	-	-	153
Segmental income*	12,821	5,344	23,145	7,735	8,438	1,268	655	(121)	59,285
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(3,567)	(4,110)	(279)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(1,448)	(2,895)	(212)	-	-	(5,682)
Change in investment contract provisions	(4,008)	-	(6,451)	(239)	(128)	(148)	(211)	-	(11,185)
Change in unallocated divisible surplus	872	-	(2,280)	(68)	-	(71)	-	-	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(46)	-	(47)	(3)	(149)	(4)	-	-	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(35)	(77)	(6)	(5)	-	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(1,248)	(653)	(246)	(348)	(306)	(8,605)
Impairment losses**	-	(42)	(17)	(445)	(104)	-	-	-	(608)
Inter-segment expenses	(119)	(6)	(15)	-	(60)	(1)	-	(1)	(202)
Finance costs	(254)	(19)	(13)	(672)	(18)	-	-	(360)	(1,336)
Segmental expenses	(12,054)	(4,910)	(22,182)	(7,725)	(8,194)	(967)	(564)	(667)	(57,263)
Profit/(loss) before tax	767	434	963	10	244	301	91	(788)	2,022
Tax attributable to policyholders' returns	(156)	-	(32)	-	-	(29)	-	-	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	10	244	272	91	(788)	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	29	10	-	1	(44)	-
Investment return variances and economic assumption changes on long-term business	83	-	(194)	348	(87)	(75)	-	-	75
Short-term fluctuation in return on investments backing non- long-term business	-	(62)	(92)	23	(79)	-	-	115	(95)
Economic assumption changes on general insurance and health business	-	(55)	2	-	(4)	-	-	-	(57)
Impairment of goodwill	35	-	26	1	-	-	-	-	62
Amortisation and impairment of intangibles	3	18	31	19	69	2	2	-	144
Profit on the disposal of subsidiaries and associates	-	-	-	(31)	-	(122)	-	-	(153)
Integration and restructuring costs	89	114	64	-	-	-	21	(2)	286
Exceptional items	(163)	42	16	-	60	-	-	-	(45)
Operating profit/(loss) before tax attributable to shareholders	659	481	797	399	213	77	115	(719)	2,022
*  Total reported income, excluding inter-segment revenue, is split United Kingdom £18,165 million, France £12,890 million, Netherlands £7,735 million, USA £6,350 million and Rest of the World £14,545 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
** All fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred to the income statement. Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £3 million and £nil respectively.
#  United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(iv) Segmental statement of financial position as at 30 June 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	31	1,208	884	294	875	54	31	-	3,377
Acquired value of in-force business and intangible assets	16	244	1,064	77	1,183	18	40	-	2,642
Interests in, and loans to, joint ventures and associates	2,096	-	332	347	2	342	16	4	3,139
Property and equipment	104	106	92	243	126	4	11	-	686
Investment property	7,766	86	1,246	1,985	9	(6)	915	535	12,536
Loans	19,396	557	910	18,016	2,352	38	-	125	41,394
Financial investments	74,650	2,507	89,993	31,676	31,416	2,424	1,069	2,847	236,582
Deferred acquisition costs	1,312	682	646	202	2,242	6	-	-	5,090
Other assets	15,752	3,668	18,481	4,062	3,402	442	587	2,778	49,172
Total assets	121,123	9,058	113,648	56,902	41,607	3,322	2,669	6,289	354,618
Insurance liabilities
Long-term business and outstanding claims provisions	63,169	5,358	35,498	28,946	30,588	2,323	-	-	165,882
Unearned premiums	184	2,204	1,013	417	1,104	35	-	-	4,957
Other insurance liabilities	-	79	105	59	101	(1)	-	-	343
Liability for investment contracts	38,720	-	60,114	3,127	3,090	-	2,152	-	107,203
Unallocated divisible surplus	1,910	-	2,145	140	-	30	-	-	4,225
Net asset value attributable to unitholders	981	-	4,589	646	-	-	-	3,626	9,842
External borrowings	2,414	8	137	6,173	195	-	-	5,200	14,127
Other liabilities, including inter-segment liabilities	9,347	(347)	3,883	13,352	2,675	173	347	2,831	32,261
Total liabilities	116,725	7,302	107,484	52,860	37,753	2,560	2,499	11,657	338,840
Total equity									15,778
Total equity and liabilities									354,618
Capital expenditure (excluding business combinations)	-	4	11	26	33	-	2	-	76
External borrowings by hol
ding
companies within the Group which are not allocated to operating companies are included in "Other Group activities
".

(v) Segmental statement of financial position as at 30 June 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	52	1,209	941	305	804	48	2	-	3,361
Acquired value of in-force business and intangible assets	63	256	1,149	76	1,692	21	12	-	3,269
Interests in, and loans to, joint ventures and associates	1,634	-	354	198	1	258	15	-	2,460
Property and equipment	99	152	131	277	110	25	10	1	805
Investment property	7,416	128	1,319	2,078	6	18	571	682	12,218
Loans	19,433	770	946	16,618	1,916	33	2	-	39,718
Financial investments	65,080	2,491	83,074	29,155	24,789	1,810	1,390	3,757	211,546
Deferred acquisition costs	1,255	916	725	190	2,794	12	-	-	5,892
Other assets	17,143	4,671	17,732	4,752	4,775	2,670	609	(129)	52,223
Total assets	112,175	10,593	106,371	53,649	36,887	4,895	2,611	4,311	331,492
Insurance liabilities
Long-term business and outstanding claims provisions	59,385	5,863	35,335	27,713	26,141	1,785	-	-	156,222
Unearned premiums	185	2,644	961	460	946	24	-	-	5,220
Other insurance liabilities	-	91	99	59	88	(4)	-	-	333
Liability for investment contracts	34,072	-	55,498	2,885	2,963	-	2,123	-	97,541
Unallocated divisible surplus	2,269	-	(142)	119	-	37	-	-	2,283
Net asset value attributable to unitholders	833	-	3,878	591	-	-	-	2,671	7,973
External borrowings	2,485	10	149	6,260	183	-	-	5,238	14,325
Other liabilities, including inter-segment liabilities	9,616	352	4,103	12,083	3,745	2,110	345	2,391	34,745
Total liabilities	108,845	8,960	99,881	50,170	34,066	3,952	2,468	10,300	318,642
Total equity									12,850
Total equity and liabilities									331,492
Capital expenditure (excluding business combinations)	-	13	9	13	41	3	2	-	81

-------------------------------

A4 - Segmental information continued

(vi) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	31	1,208	959	319	812	50	2	-	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	-	2,860
Interests in, and loans to, joint ventures and associates	1,957	-	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	-	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	-	-	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	-	-	165,956
Unearned premiums	173	2,240	956	347	1,040	25	-	-	4,781
Other insurance liabilities	-	79	116	63	98	(1)	-	-	355
Liability for investment contracts	39,322	-	62,477	3,335	2,911	-	1,970	-	110,015
Unallocated divisible surplus	1,849	-	1,787	150	-	80	-	-	3,866
Net asset value attributable to unitholders	875	-	5,257	721	-	-	-	3,041	9,894
External borrowings	2,518	10	141	6,830	183	-	-	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	-	197
(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health

Our general insurance and health business provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management

Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other

Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

A4 - Segmental information continued

(i) Segmental income statement - products and services for the six month period ended 30 June 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other † £m	Total £m
Gross written premiums*	14,312	5,426	-	-	19,738
Premiums ceded to reinsurers	(530)	(382)	-	-	(912)
Net written premiums	13,782	5,044	-	-	18,826
Net change in provision for unearned premiums	1	(241)	-	-	(240)
Net earned premiums	13,783	4,803	-	-	18,586
Fee and commission income	357	56	246	260	919
	14,140	4,859	246	260	19,505
Net investment income	7,720	414	8	1,191	9,333
Inter-segment revenue	-	-	91	-	91
Share of profit/(loss) of joint ventures and associates	94	-	(4)	(5)	85
Profit on the disposal of subsidiaries and associates	-	-	-	28	28
Segmental income	21,954	5,273	341	1,474	29,042
Claims and benefits paid, net of recoveries from reinsurers	(11,322)	(3,308)	-	-	(14,630)
Change in insurance liabilities, net of reinsurance	(3,368)	61	-	-	(3,307)
Change in investment contract provisions	(2,722)	-	-	-	(2,722)
Change in unallocated divisible surplus	(553)	-	-	-	(553)
Amortisation of deferred acquisition costs and acquired value of in-force business	(98)	-	-	-	(98)
Depreciation and other amortisation expense	(54)	(14)	(5)	(31)	(104)
Other operating expenses	(1,534)	(1,514)	(272)	(1,421)	(4,741)
Impairment losses	(88)	(6)	-	(10)	(104)
Inter-segment expenses	(86)	(5)	-	-	(91)
Finance costs	(82)	(14)	(22)	(492)	(610)
Segmental expenses	(19,907)	(4,800)	(299)	(1,954)	(26,960)
Tax attributable to policyholder returns	(31)	-	-	-	(31)
Profit/(loss) before tax attributable to shareholders	2,016	473	42	(480)	2,051
Adjusted for non-operating items	(888)	52	14	41	(781)
Operating profit/(loss) before tax attributable to shareholders' profits	1,128	525	56	(439)	1,270
*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £156 million, of which £86 million relates to property and liability insurance and £70 million relates to long-term business.
**                    General insurance and health business segment includes gross written premiums of £492 million relating to health business. The remaining business relates to property and liability insurance.
†  Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(ii) Segmental income statement - products and services for the six month period ended 30 June 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other † £m	Total £m
Gross written premiums*	13,540	5,320	-	-	18,860
Premiums ceded to reinsurers	(579)	(373)	-	-	(952)
Net written premiums	12,961	4,947	-	-	17,908
Net change in provision for unearned premiums	-	33	-	-	33
Net earned premiums	12,961	4,980	-	-	17,941
Fee and commission income	314	78	238	171	801
	13,275	5,058	238	171	18,742
Net investment income	1,956	498	1	265	2,720
Inter-segment revenue	-	-	86	-	86
Share of (loss)/profit of joint ventures and associates	(534)	1	(12)	(2)	(547)
Profit on the disposal of subsidiaries and associates	-	-	-	20	20
Segmental income	14,697	5,557	313	454	21,021
Claims and benefits paid, net of recoveries from reinsurers	(10,641)	(3,501)	-	-	(14,142)
Change in insurance liabilities, net of reinsurance	(454)	264	-	-	(190)
Change in investment contract provisions	(969)	-	-	-	(969)
Change in unallocated divisible surplus	(89)	-	-	-	(89)
Amortisation of deferred acquisition costs and acquired value of in-force business	(53)	-	-	-	(53)
Depreciation and other amortisation expense	(58)	(21)	(3)	(41)	(123)
Other operating expenses	(1,066)	(1,760)	(257)	(431)	(3,514)
Impairment losses	(365)	(83)	-	(16)	(464)
Inter-segment expenses	(81)	(5)	-	-	(86)
Finance costs	(183)	(11)	(26)	(495)	(715)
Segmental expenses	(13,959)	(5,117)	(286)	(983)	(20,345)
Tax attributable to policyholder returns	264	-	-	-	264
Profit/(loss) before tax attributable to shareholders	1,002	440	27	(529)	940
Adjusted for non-operating items	(62)	105	8	58	109
Operating profit/(loss) before tax attributable to shareholders' profits	940	545	35	(471)	1,049
*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £91 million, of which £16 million relates to property and liability insurance £75 million to long-term business.
** General insurance and health business segment includes gross written premiums of £441 million relating to health business. The remaining business relates to property and liability insurance.
†  Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

A4 - Segmental information continued

(iii) Segmental income statement - products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other † £m	Total £m
Gross written premiums*	24,722	9,968	-	-	34,690
Premiums ceded to reinsurers	(1,801)	(775)	-	-	(2,576)
Net written premiums	22,921	9,193	-	-	32,114
Net change in provision for unearned premiums	-	559	-	-	559
Net earned premiums	22,921	9,752	-	-	32,673
Fee and commission income	703	131	548	407	1,789
	23,624	9,883	548	407	34,462
Net investment income	23,126	1,272	6	568	24,972
Inter-segment revenue	-	-	189	-	189
Share of (loss)/profit of joint ventures and associates	(449)	2	(16)	(41)	(504)
(Loss)/profit on the disposal of subsidiaries and associates	(4)	-	-	157	153
Segmental income	46,297	11,157	727	1,091	59,272
Claims and benefits paid, net of recoveries from reinsurers	(20,442)	(7,107)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	(6,229)	547	-	-	(5,682)
Change in investment contract provisions	(11,185)	-	-	-	(11,185)
Change in unallocated divisible surplus	(1,547)	-	-	-	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(249)	-	-	-	(249)
Depreciation and other amortisation expense	(147)	(53)	(7)	(93)	(300)
Other operating expenses	(3,192)	(3,465)	(554)	(1,394)	(8,605)
Impairment losses	(429)	(85)	-	(94)	(608)
Inter-segment expenses	(178)	(11)	-	-	(189)
Finance costs	(278)	(24)	(58)	(976)	(1,336)
Segmental expenses	(43,876)	(10,198)	(619)	(2,557)	(57,250)
Tax attributable to policyholder returns	(217)	-	-	-	(217)
Profit/(loss) before tax attributable to shareholders	2,204	959	108	(1,466)	1,805
Adjusted for non-operating items	(317)	1	25	508	217
Operating profit/(loss) before tax attributable to shareholders' profits	1,887	960	133	(958)	2,022
*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51million relates to property and liability insurance and £156 million relates to long-term business.
** General insurance and health business segment includes gross written premiums of £841million relating to health business. The remaining business relates to property and liability insurance.
†  Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(iv) Segmental statement of financial position - products and services as at 30 June 2010

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,620	451	31	1,275	3,377
Acquired value of in-force business and intangible assets	2,147	365	60	70	2,642
Interests in, and loans to, joint ventures and associates	3,044	4	43	48	3,139
Property and equipment	357	42	13	274	686
Investment property	11,718	188	-	630	12,536
Loans	27,560	722	-	13,112	41,394
Financial investments	220,884	11,368	55	4,275	236,582
Deferred acquisition costs	3,852	1,218	17	3	5,090
Other assets	38,225	7,509	871	2,567	49,172
Total assets	309,407	21,867	1,090	22,254	354,618
Gross insurance liabilities	153,759	17,423	-	-	171,182
Gross liabilities for investment contracts	107,203	-	-	-	107,203
Unallocated divisible surplus	4,225	-	-	-	4,225
Net asset value attributable to unit holders	6,206	10	-	3,626	9,842
Borrowings	3,696	82	-	10,349	14,127
Other liabilities, including inter-segment liabilities	16,588	(516)	832	15,357	32,261
Total liabilities	291,677	16,999	832	29,332	338,840
Total equity					15,778
Total equity and liabilities					354,618

A4 - Segmental information continued

(v) Segmental statement of financial position - products and services as at 30 June 2009

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,602	458	2	1,299	3,361
Acquired value of in-force business and intangible assets	2,806	366	12	85	3,269
Interests in, and loans to, joint ventures and associates	2,333	4	46	77	2,460
Property and equipment	403	111	12	279	805
Investment property	10,957	234	-	1,027	12,218
Loans	27,362	932	2	11,422	39,718
Financial investments	195,026	10,783	75	5,662	211,546
Deferred acquisition costs	4,478	1,394	16	4	5,892
Other assets	43,690	8,259	508	(234)	52,223
Total assets	288,657	22,541	673	19,621	331,492
Gross insurance liabilities	143,886	17,889	-	-	161,775
Gross liabilities for investment contracts	97,541	-	-	-	97,541
Unallocated divisible surplus	2,283	-	-	-	2,283
Net asset value attributable to unit holders	5,290	12	-	2,671	7,973
Borrowings	4,148	85	-	10,092	14,325
Other liabilities, including inter-segment liabilities	19,605	113	412	14,615	34,745
Total liabilities	272,753	18,099	412	27,378	318,642
Total equity					12,850
Total equity and liabilities					331,492

(vi) Segmental statement of financial position - products and services as at 31 December 2009

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,616	462	2	1,301	3,381
Acquired value of in-force business and intangible assets	2,396	382	12	70	2,860
Interests in, and loans to, joint ventures and associates	2,851	5	44	82	2,982
Property and equipment	397	48	12	296	753
Investment property	11,138	191	-	1,093	12,422
Loans	26,915	769	5	13,390	41,079
Financial investments	220,660	11,548	65	6,406	238,679
Deferred acquisition costs	4,069	1,227	20	-	5,316
Other assets	38,469	7,014	523	913	46,919
Total assets	308,511	21,646	683	23,551	354,391
Gross insurance liabilities	153,628	17,464	-	-	171,092
Gross liabilities for investment contracts	110,015	-	-	-	110,015
Unallocated divisible surplus	3,866	-	-	-	3,866
Net asset value attributable to unit holders	6,841	13	-	3,040	9,894
Borrowings	3,780	89	-	11,131	15,000
Other liabilities, including inter-segment liabilities	13,064	(606)	414	16,566	29,438
Total liabilities	291,194	16,960	414	30,737	339,305
Total equity					15,086
Total equity and liabilities					354,391

----------------------------------------------------------------------

A5 - Tax
(a) Tax charged/(credited) to the income statement
(i)
The total tax charge/(credit) comprises:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Current tax
For this period	535	157	617
Prior year adjustments	1	(88)	(164)
Total current tax	536	69	453
Deferred tax
Origination and reversal of temporary differences	41	(153)	231
Changes in tax rates or tax laws	-	1	2
Write-down of deferred tax assets	-	12	21
Total deferred tax	41	(140)	254
Total tax charged/(credited) to income statement	577	(71)	707
(ii)
The Group, as a proxy for policyholders in the UK, Ireland, Singapore, and Australia (prior to its disposal on 1 October 2009) is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax attributable to policyholders' returns included in the charge/(credit) above is a £31 million charge (6 months 2009: £264 million credit; full year 2009: £217 million charge).
(iii)
The tax charge/(credit) can be analysed as follows:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
UK tax	138	(471)	225
Overseas tax	439	400	482
	577	(71)	707
(b) Tax charged/(credited) to other comprehensive income
(i)
The total tax charge comprises:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Current tax - in respect of pensions and other post-retirement obligations	(27)	-	-
Deferred tax
In respect of pensions and other post-retirement obligations	(33)	(13)	(45)
In respect of unrealised gains on investments	146	158	241
	113	145	196
Total tax charged to other comprehensive income	86	145	196
(c) Tax credited to equity
Tax credited directly to equity in the period amounted to £nil (6 months 2009: £nil, full year 2009: £17 million). The full year 2009 amount of £17 million was wholly in respect of coupon payments on a direct capital instrument.

(d) Tax reconciliation
The tax on the group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Profit before tax	2,082	676	2,022
Tax calculated at standard UK corporation tax rate of 28.0%	583	189	566
Different basis of tax - policyholders	6	(214)	82
Adjustment to tax charge in respect of prior years	(2)	(42)	(113)
Non-assessable income	(31)	(30)	(105)
Non-taxable profit on sale of subsidiaries and associates	(8)	(6)	(44)
Disallowable expenses	52	24	279
Different local basis of tax on overseas profits	(40)	6	50
Impact of increase in statutory local rates	-	3	-
Movement in deferred tax not recognised	19	14	(15)
Other	(2)	(15)	7
Total tax charged/(credited) to income statement	577	(71)	707
A gradual reduction in the UK corporation tax rate from 28% to 24% over 4 years was announced in the Emergency Budget of 22 June 2010. The Finance Bill published on 1 July 2010 included the first of the 1% rate reductions with effect from April 2011, with subsequent reductions to be dealt with by future legislation. The benefit to the Group's net assets arising from the 4% reduction of the rate is estimated as c£120 million in total and will be effected as the legislation is substantively enacted.

A6 - Earnings per share
(a) Basic earnings per share
(i)
The profit attributable to ordinary shareholders is:
	6 months 2010			6 months 2009			Full year 2009
	Operating profit £m	Adjusting items £m	Total £m	Operating profit £m	Adjusting items £m	Total £m	Operating profit £m	Adjusting items £m	Total £m
Profit before tax attributable to shareholders' profits	1,270	781	2,051	1,049	(109)	940	2,022	(217)	1,805
Tax attributable to shareholders' profit	(310)	(236)	(546)	(235)	42	(193)	(547)	57	(490)
Profit for the period	960	545	1,505	814	(67)	747	1,475	(160)	1,315
Amount attributable to non-controlling interests	(193)	(231)	(424)	(87)	15	(72)	(193)	(37)	(230)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	-	-	-	-	-	-	(44)	-	(44)
	758	314	1,072	718	(52)	666	1,221	(197)	1,024
(ii)
Basic earnings per share is calculated as follows:
	6 months 2010			6 months 2009			Full year 2009
	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	1,270	758	27.4	1,049	718	26.9	2,022	1,221	45.1
Non-operating items:
Investment return variances and economic assumption changes on long-term business	1,062	541	19.6	155	36	1.3	(75)	(120)	(4.4)
Short-term fluctuation in return on investments backing non-long-term business	6	(21)	(0.8)	(125)	(34)	(1.3)	95	158	5.8
Economic assumption changes on general insurance and health business	(64)	(46)	(1.7)	52	37	1.4	57	41	1.5
Impairment of goodwill and other amounts expensed	(2)	(2)	(0.1)	(5)	(5)	(0.2)	(62)	(62)	(2.3)
Amortisation and net impairment of intangibles	(60)	(43)	(1.5)	(58)	11	0.4	(144)	(38)	(1.4)
Profit on the disposal of subsidiaries and associates	28	28	1.0	20	20	0.7	153	153	5.7
Integration and restructuring costs and exceptional items	(189)	(143)	(5.1)	(148)	(117)	(4.3)	(241)	(329)	(12.2)
Profit attributable to ordinary shareholders	2,051	1,072	38.8	940	666	24.9	1,805	1,024	37.8
(iii)
The calculation of basic earnings per share uses a weighted average of 2,765 million (30 June 2009: 2,672 million; 31 December 2009: 2,705 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2010 was 2,805 million (30 June 2009: 2,739 million; 31 December 2009: 2,767 million). Excluding the impact of shares owned by the employee share trusts, the number of shares in issue was 2,800 million at 30 June 2010.

 A6 - Earnings per share continued
(b) Diluted earnings per share
(i)
Diluted earnings per share is calculated as follows:
	6 months 2010			6 months 2009			Full year 2009
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	1,072	2,765	38.8	666	2,672	24.9	1,024	2,705	37.8
Dilutive effect of share awards and options	-	38	(0.6)	-	14	(0.1)	-	25	(0.3)
Diluted earnings per share	1,072	2,803	38.2	666	2,686	24.8	1,024	2,730	37.5
(ii)
Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:
	6 months 2010			6 months 2009			Full year 2009
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	758	2,765	27.4	718	2,672	26.9	1,221	2,705	45.1
Dilutive effect of share awards and options	-	38	(0.4)	-	14	(0.2)	-	25	(0.3)
Diluted earnings per share	758	2,803	27.0	718	2,686	26.7	1,221	2,730	44.8
A7 - Dividends and appropriations
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Ordinary dividends declared and charged to equity in the period
Final 2008 - 19.91 pence per share, paid on 15 May 2009	-	527	527
Interim 2009 - 9.00 pence per share, paid on 17 November 2009	-	-	248
Final 2009 - 15.00 pence per share, paid on 17 May 2010	415	-	-
	415	527	775
Preference dividends declared and charged to equity in the period	9	9	17
Coupon payments on direct capital instrument	-	-	61
	424	536	853
Subsequent to 30 June 2010, the directors proposed an interim dividend for 2010 of 9.5 pence per ordinary share (HY09: 9.0 pence), amounting to £266 million (HY09: £247 million) in total. The dividend will be paid on 17 November 2010 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2010.
Interest on the direct capital instrument issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28% (2009: 28%).

A8 - Insurance liabilities
(a) Carrying amount
Insurance liabilities at 30 June/31 December comprise:
	30 June 2010			30 June 2009			31 December 2009
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	63,508	-	63,508	61,230	-	61,230	64,702	-	64,702
Unit-linked non-participating	21,349	-	21,349	20,284	-	20,284	23,158	-	23,158
Other non-participating	69,437	-	69,437	62,586	-	62,586	66,198	-	66,198
	154,294	-	154,294	144,100	-	144,100	154,058	-	154,058
Outstanding claims provisions	847	9,678	10,525	1,105	9,948	11,053	921	9,977	10,898
Provision for claims incurred but not reported	-	2,785	2,785	-	2,710	2,710	-	2,719	2,719
	847	12,463	13,310	1,105	12,658	13,763	921	12,696	13,617
Provision for unearned premiums	-	4,957	4,957	-	5,220	5,220	-	4,781	4,781
Provision arising from liability adequacy tests	-	3	3	-	11	11	-	7	7
Total	155,141	17,423	172,564	145,205	17,889	163,094	154,979	17,484	172,463
Less: Obligations to staff pension schemes transferred to provisions	(1,382)	-	(1,382)	(1,234)	-	(1,234)	(1,351)	-	(1,351)
Amounts classified as held for sale	-	-	-	(85)	-	(85)	-	(20)	(20)
	153,759	17,423	171,182	143,886	17,889	161,775	153,628	17,464	171,092
(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions during the period
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	154,058	156,188	156,188
Provisions in respect of new business	5,755	6,425	11,105
Expected change in existing business provisions	(3,689)	(3,268)	(7,625)
Variance between actual and expected experience	(46)	(765)	2,154
Impact of operating assumption changes	1	(128)	(121)
Impact of economic assumption changes	1,424	(2,562)	(404)
Other movements	(315)	228	1,112
Change in liability recognised as an expense	3,130	(70)	6,221
Effect of portfolio transfers, acquisitions and disposals	(1)	35	(67)
Foreign exchange rate movements	(2,893)	(12,053)	(8,284)
Carrying amount at 30 June/31 December	154,294	144,100	154,058
(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions during the period:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	12,696	14,360	14,360
Impact of changes in assumptions	80	(72)	(106)
Claim losses and expenses incurred in the current year	3,399	3,689	7,328
Decrease in estimated claim losses and expenses incurred in prior years	(193)	(303)	(541)
Exceptional strengthening of general insurance latent claims provisions	10	-	60
Incurred claims losses and expenses	3,296	3,314	6,741
Less:
Payments made on claims incurred in the current year	(1,459)	(1,511)	(3,922)
Payments made on claims incurred in prior years	(2,108)	(2,254)	(3,814)
Recoveries on claim payments	122	132	298
Claims payments made in the year, net of recoveries	(3,445)	(3,633)	(7,438)
Unwind of discounting	25	20	41
Other movements in the claims provisions	-	6	-
Change in claims reserve recognised as an expense	(124)	(293)	(656)
Effect of portfolio transfers, acquisitions and disposals	-	(655)	(649)
Foreign exchange rate movements	(109)	(754)	(359)
Carrying amount at 30 June/31 December	12,463	12,658	12,696

A8 - Insurance liabilities continued
(d) Movements in unearned premiums
The following changes have occurred in the provision for unearned premiums (UPR) during the period:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	4,781	5,493	5,493
Premiums written during the period	5,426	5,320	9,968
Less: premiums earned during the period	(5,189)	(5,366)	(10,613)
Change in UPR recognised as (income)/expense	237	(46)	(645)
Gross portfolio transfers and acquisitions	(23)	-	-
Foreign exchange rate movements	(38)	(227)	(67)
Carrying amount at 30 June/31 December	4,957	5,220	4,781
A9 - Liability for investment contracts
(a) Carrying amount
	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Long-term business
Participating contracts	64,608	59,604	66,559
Non-participating contracts at fair value	40,351	37,291	41,289
Non-participating contracts at amortised costs	2,244	2,279	2,167
	42,595	39,570	43,456
	107,203	99,174	110,015
Less: Amounts classified as held for sale	-	(1,633)	-
	107,203	97,541	110,015
(b) Movements in participating investment contracts
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	66,559	65,278	65,278
Provisions in respect of new business	3,367	2,906	5,973
Expected change in existing business provisions	(1,476)	(2,071)	(1,256)
Variance between actual and expected experience	544	489	2,469
Impact of operating assumption changes	(1)	(16)	(49)
Impact of economic assumption changes	114	(156)	(57)
Other movements	(93)	(177)	(1,316)
Change in liability recognised as an expense	2,455	975	5,764
Effect of portfolio transfers, acquisitions and disposals	-	14	(246)
Foreign exchange rate movements	(4,407)	(6,663)	(4,256)
Other movements	1	-	19
Carrying amount at 30 June/31 December	64,608	59,604	66,559
(c) Movements in non-participating investment contracts
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	43,456	42,281	42,281
Provisions in respect of new business	1,867	1,029	3,045
Expected change in existing business provisions	(1,191)	(1,096)	(1,847)
Variance between actual and expected experience	(799)	(377)	2,495
Impact of operating assumption changes	-	-	107
Impact of economic assumption changes	12	9	4
Other movements	20	(234)	370
Change in liability	(91)	(669)	4,174
Effect of portfolio transfers, acquisitions and disposals	-	-	(1,596)
Foreign exchange rate movements	(770)	(2,042)	(1,403)
Carrying amount at 30 June/31 December	42,595	39,570	43,456

A10 - Reinsurance assets
(a) Carrying amounts
The reinsurance assets at 30 June/31 December comprised:
	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Long-term business
Insurance contracts	3,891	3,804	4,299
Participating investment contracts	-	45	-
Non-participating investment contracts	1,409	954	1,258
Outstanding claims provisions	34	134	40
Less: Amounts classified as held for sale	-	(11)	-
	5,334	4,926	5,597
General insurance and health
Outstanding claims provisions	1,180	1,572	1,194
Provisions for claims incurred but not reported	436	108	449
	1,616	1,680	1,643
Provision for unearned premiums	321	393	332
Other technical provisions	-	6	-
	1,937	2,079	1,975
Total	7,271	7,005	7,572
(b) Movements in respect of long-term business provisions
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	5,557	5,565	5,565
Asset in respect of new business	215	107	412
Expected change in existing business asset	(47)	(58)	(57)
Variance between actual and expected experience	60	(37)	(35)
Impact of other operating assumption changes	-	8	(189)
Impact of economic assumption changes	71	(274)	(250)
Other movements	(451)	(52)	486
Change in asset	(152)	(306)	367
Effect of portfolio transfers, acquisitions and disposals	-	-	(41)
Foreign exchange rate movements	(105)	(456)	(334)
Other movements	-	-	-
Carrying amount at 30 June/31 December	5,300	4,803	5,557
(c) Movements in respect of general insurance and health outstanding claims provisions and IBNR
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	1,643	1,766	1,766
Impact of changes in assumptions	38	(15)	(72)
Reinsurers' share of claim losses and expenses
Incurred in current year	80	120	255
Incurred in prior years	(53)	(22)	7
Reinsurers' share of incurred claim losses and expenses	27	98	262
Less:
Reinsurance recoveries received on claims
Incurred in current year	(34)	(23)	(138)
Incurred in prior years	(119)	(109)	(202)
Reinsurance recoveries received in the year	(153)	(132)	(340)
Unwind of discounting	11	11	22
Change in reinsurance asset recognised as income	(77)	(38)	(128)
Effect of portfolio transfers, acquisitions and disposals	7	-	57
Foreign exchange rate movements	44	(48)	(50)
Other movements	(1)	-	(2)
Carrying amount at 30 June/31 December	1,616	1,680	1,643

A10 - Reinsurance assets continued
(d) Reinsurers' share of the provision for unearned premiums (UPR)
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	332	418	418
Premiums ceded to reinsurers in the period	382	373	775
Less: Reinsurers' share of premiums earned during the period	(386)	(386)	(861)
Change in reinsurance asset recognised as income	(4)	(13)	(86)
Reinsurers' share of portfolio transfers and acquisitions	-	-	5
Foreign exchange rate movements	(8)	(12)	(5)
Other movements	1	-	-
Carrying amount at 30 June/31 December	321	393	332
A11 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.
	Effect on profit 6 months 2010 £m	Effect on profit 6 months 2009 £m	Effect on profit full year 2009 £m
Assumptions
Long-term insurance business
Interest rates	(621)	1,876	(363)
Expenses	8	-	69
Persistency rates	20	10	-
Mortality for assurance contracts	-	-	11
Mortality for annuity contracts	-	6	6
Tax and other assumptions	19	(1)	(49)
Investment contracts
Interest rates	(53)	(158)	20
Expenses	-	-	40
Other assumptions	-	-	(89)
General insurance and health business
Change in loss ratio assumptions	4	4	(2)
Change in discount rate assumptions	(47)	54	57
Change in expense ratio assumptions	1	(1)	(21)
Total	(669)	1,790	(321)
The impact of interest rates for long-term business relates primarily to the UK and the Netherlands, driven by the market level of risk-free rates. Lower valuation interest rates in 2010 had the effect of increasing liabilities for traditional business and hence a negative impact on profit. This follows an increase in market interest rates in the first half of 2009 which had the reverse effect. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impacts for persistency and other assumptions include the review of reserves in Ireland.
A12 - Borrowings
There has been no debt issued in the six months to 30 June 2010.
In 2009, Delta Lloyd issued subordinated debt on 27 February 2009 of €500 million at a fixed rate of 10.4% maturing 27 February 2019. On 31 March 2009, Aviva plc issued subordinated debt of £200 million at a fixed rate of 10.8% maturing on 31 March 2019. In addition, on 30 April 2009, Aviva plc issued subordinated debt of €50 million at a fixed rate of 10.5% maturing on 30 April 2019.

A13 - Unallocated divisible surplus
The following movements have occurred in the period:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Carrying amount at 1 January	3,866	2,325	2,325
Change in participating contract assets	488	(2,695)	(1,314)
Change in participating contract liabilities	51	2,796	3,836
Effect of special bonus to with-profit policyholders	-	-	(69)
Effect of reattribution of inherited estate	-	-	(881)
Other movements	14	(12)	(25)
Change in liability recognised as an expense	553	89	2,428
Movement in respect of change in pension scheme deficit	-	(148)	(24)
Foreign exchange rate movements	(179)	10	43
Other movements	(15)	10	(21)
	4,225	2,286	3,866
Less: amounts classified as held for sale	-	(3)	-
Carrying amount at 30 June/31 December	4,225	2,283	3,866
A14 - Pension schemes
(a) Pension scheme deficits in condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, the amount described as provisions includes the pension scheme deficits and comprises:
	30 June 2010 £m	30 June 2009 £m	31 December 2009 £m
Deficits in the staff pension schemes	1,657	1,988	1,707
Other obligations to staff pension schemes - insurance policies issued by group companies[1]	1,382	1,234	1,351
Total IAS 19 obligations to staff pension schemes	3,039	3,222	3,058
Restructuring provisions	152	208	198
Other provisions	812	542	724
Less: amounts classified as held for sale	-	(17)	-
Total provisions	4,003	3,955	3,980
1.                     Pension assets in our Dutch pension schemes include insurance policies which are non-transferable under the terms of IAS 19 so have been treated as other obligations to staff pension schemes within provisions above.

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes' deficits comprise:
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Deficits in the schemes at 1 January	(1,707)	(613)	(613)
Employer contributions	458	186	294
Current and past service cost (see (c) below)	(89)	(80)	(156)
Gains on curtailments and settlements (see (c) below)	18	13	49
Charge to investment income (see (c) below)	(71)	(59)	(125)
Actuarial losses (see (c) below)	(277)	(1,456)	(1,158)
Exchange rate movements on foreign plans	11	21	2
Deficits in the schemes at 30 June/31 December	(1,657)	(1,988)	(1,707)
(c) Pension expense
(i) Recognised in the income statement
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Current service cost	(80)	(65)	(131)
Past service cost	(9)	(15)	(25)
Gains on curtailments	18	13	38
Gains on settlements	-	-	11
Total pension cost charged to net operating expenses	(71)	(67)	(107)
Expected return on scheme assets	257	238	466
Less: Income on insurance policy assets accounted for elsewhere	(33)	(29)	(58)
	224	209	408
Interest charge on scheme liabilities	(328)	(297)	(591)
Charge to investment income	(104)	(88)	(183)
Total charge to income	(175)	(155)	(290)

A14 - Pension schemes continued
(c) Pension expense
(ii) Recognised in the statement of comprehensive income
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m
Expected return on scheme assets	(257)	(238)	(466)
Actual (negative) return on these assets	444	(318)	1,009
Actuarial gains/ losses on scheme assets	187	(556)	543
Less: (gains)/losses on insurance policy assets accounted for elsewhere	(91)	76	18
Actuarial gains/ losses on admissible assets	96	(480)	561
Experience (losses)/gains arising on scheme liabilities	(31)	1	77
Changes in assumptions underlying the present value of the scheme liabilities	(433)	(901)	(1,778)
Actuarial losses recognised in the statement of comprehensive income	(368)	(1,380)	(1,140)
(d) Proposed changes to UK pension schemes
On 20 April 2010, the Group advised its UK staff and the Trustees of the Aviva Staff Pension Scheme (ASPS) and the RAC staff pension scheme that it intended to begin consultation with them on a proposal to close the final salary sections of these schemes.  This consultation is under way and is expected to be concluded by the end of the year. A long-term funding plan for the deficit in the ASPS has now been agreed with the scheme Trustees, where contributions, together with anticipated growth in scheme investments, are expected to eliminate the ASPS deficit over time. As part of this funding plan, Aviva is expecting to make contributions of £365 million in 2010 towards the funding of the ASPS deficit, of which £337 million has been paid in the first half of this year.
A15 - Cash and cash equivalents in the statement of cash flows
	30 June 2010 £m	Restated 30 June 2009 £m	31 December 2009 £m
Cash at bank and in hand	11,473	11,081	10,681
Cash equivalents	16,973	14,141	14,495
	28,446	25,222	25,176
Bank overdrafts	(1,155)	(1,145)	(925)
	27,291	24,077	24,251
Of the total cash and cash equivalents shown above, £nil million has been classified as held for sale (30 June 2009: £192 million; 31 December 2009: £nil).
The 30 June 2009 balances have been restated to reflect the refinement to the cash and cash equivalents accounting policy following a review undertaken in 2009. Full details of this can be found in Note A1 - Basis of Preparation.
A16 - Related parties
The group received income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.
	30 June 2010		30 June 2009		31 December 2009
	Income earned in period £m	Receivable at end of period £m	Income earned in period £m	Receivable at end of period £m	Income earned in year £m	Receivable at end of year £m
Associates	23	-	22	3	49	3
Joint ventures	5	314	9	299	17	328
Employee pension schemes	5	5	15	4	9	2
	33	319	46	306	75	333
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

A17 - Risk management
Risk management
As a global company, we face a diverse range of risks, each of which has the potential to impact financial performance or hinder the achievement of business objectives. If we do not manage these risks effectively we could miss potential opportunities to further develop and expand our business.
At Aviva, sound risk management is a key component of our business and is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders. We group the type of risks we face into three categories; financial, strategic, and operational.
- Financial risks cover market and credit risk, insurance risk, liquidity and capital management.
- Strategic risks relate to areas such as customer, brand and products as well as any risks to our business model arising from changes in our market and risks arising from mergers and acquisitions.
- Operational risks arise from inadequate or failed internal processes, or from people and systems or from external events. This includes business protection, information technology, people, legal and regulatory compliance risks.
We operate within a three lines of defence model. Primary responsibility for risk identification and management lies with business management (the 1st line of defence). Support for and challenge on the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by specialist risk functions (the 2nd line of defence). Independent and objective assurance on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by group internal audit (the 3rd line of defence).
We employ effective processes to identify, assess, mitigate, manage and monitor the risks to which we are exposed. We make appropriate decisions to limit and control the impact the risks may have on our strategic objectives. To ensure that risks are effectively identified and assessed and that appropriate controls and responses are in place, we support all group-wide risk management activities through a central risk team, led by the Group chief risk officer. In each of our regions, regional chief risk officers ensure that the regional risk profiles remain within the limits set centrally. As well as working with the regions, the central risk team is also responsible for managing group risk governance and oversight. A full description of our approach and management of risks is set out in the 2009 Annual Report and Accounts.
In accordance with the requirements of the Transparency Directive (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the group for the next six months.
Market risk
The world-wide economic environment for this half year report remains uncertain. Even though some indicators are beginning to show a positive trend there is a risk that recovery could be delayed, or in a worst case reverse. As a result we expect to continue to see heightened levels of market volatility in respect of interest rates, asset values and foreign exchange rates.
Aviva regularly monitors its investment holdings and asset-liability matching and we continue to explore new ways of mitigating the risks we are exposed to. We actively manage our equity exposures and have purchased additional protection in the half year to June 2010 to hedge against extreme scenarios. We consider equity hedging to continue to be appropriate to protect the Group's financial position against a general decline in economic conditions.
Credit risk
Credit spreads for both corporate and sovereign debt have widened in the first half of the year reflecting concerns about sovereign risks and the effectiveness of economic austerity measures, especially in certain Eurozone countries. Aviva has taken a prudent approach to its overall credit risk exposure including a reduction in some counterparty credit limits and increased monitoring and management of exposures.
Liquidity risk
We need to ensure that we maintain sufficient liquid assets to meet our cash flow obligations as they fall due. All our businesses identify their sources of liquidity risk and monitor the potential exposures.
At a group level we maintain a prudent level of liquidity by holding a buffer of liquid assets to cover unforeseen circumstances. In addition, the group maintains significant committed undrawn borrowing facilities from a range of leading international banks.
Currency risk
As an international business we are exposed to fluctuations in exchange rates of various currencies; these affect the value of shareholders' funds which are expressed in sterling. Generally we do not hedge foreign currency revenues as these are substantially retained locally to support growth in the business units and meet local regulatory and market requirements. We monitor and manage centrally against pre-determined limits the amount of foreign exchange risk to our group's consolidated shareholders' equity. Limits are set to control the extent to which deployment of capital is not aligned fully with the Group's regulatory capital requirements by currency. We use currency borrowings and derivatives to actively manage currency exposures within the limits that have been set.

A17 - Risk management continued
Insurance risk
We continue to monitor our insurance risks, particularly those most affected by economic conditions, such as customer retention, creditor insurance and general insurance claims. Where appropriate we take steps to address emerging trends via underwriting or rating changes in order to ensure we deliver the right level of profit from our insurance business.
Regulatory risk
The macro economic uncertainty is driving increased regulatory scrutiny of the group's business; however we continue to maintain constructive relationships with our regulators around the globe. We face substantial change in the regulatory framework driven by the implementation of the Solvency II Directive in Europe as well as national, European and global regulatory reform proposals in response to the financial crisis.
Regulatory changes will also influence future distribution opportunities for our products and services. In the USA, passage of the Financial Reform1 legislation effectively assured that the distribution of equity indexed annuity products will continue to be regulated by state insurance departments rather than the SEC. In the UK, the Retail Distribution Review, which is scheduled for implementation at the end of 2012, is expected to significantly change the landscape for the distribution of life and pensions contracts. We continue to work with regulatory bodies to ensure appropriate outcomes from an insurance industry perspective and prepare for the necessary business changes.
Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change. We monitor this risk closely and have controls in place to limit this risk.
We have noted no material changes to the other risks identified in the 2009 Annual Report and Accounts.
A18 - Subsequent events
There have been no subsequent events to report.

1 Financial Reform legislation refers to the Dodd-Frank Wall Street Reform and Consumer Protections Act

A19 - Long-term business IFRS profit driver analysis

	6 months 2010				6 months 2009				Full year 2009
	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m	United Kingdom £m	Aviva Europe £m	Rest of the world £m	Total £m	Total £m
Note (a)
New business margin (£m)	230	179	56	465	179	149	33	361	792
APE (£m)	657	904	550	2,111	617	813	612	2,042	3,745
As margin on APE (%)	35%	20%	10%	22%	29%	18%	5%	18%	21%

New business margin reflects premiums less initial capital reserves
Note (b)
Underwriting margin (£m)	88	157	124	369	63	161	128	352	683
Analysed by:
Expenses (£m)	54	37	74	165	46	24	61	131	263
Mortality and longevity (£m)	17	90	45	152	17	104	58	179	381
Persistency (£m)	17	30	5	52	-	33	9	42	39

Expense margin represents unwind of annual expense allowance on risk business and assumption changes.
Mortality and persistency margin reflect conservative reserving for unit-linked, risk and spread business

Note (c)
Unit-linked margin (£m)	177	310	51	538	147	289	26	462	1,021
As annual management charge on average reserves (bps)	100	143	94	120	94	142	53	113	115
Average reserves (£bn)	35.5	43.4	10.9	89.8	31.4	40.8	9.8	82.0	89.1

Unit-linked margin represents the return made on unit-linked business. Average reserves include managed pension fund assets not consolidated in IFRS balance sheet.
Note (d)
Participating business (£m)	109	191	70	370	137	158	78	373	573
As bonus on average reserves (bps)	48	64	132	64	61	55	146	66	49
Average reserves (£bn)	45.4	59.7	10.6	115.7	44.6	57.6	10.7	112.9	117.1

Participating business is shareholders' share of the bonus to policyholders on with profit and other participating business
Note (e)
Spread margin (£m)	82	26	365	473	80	25	229	334	863
As spread margin on average reserves (bps)	72	85	175	134	75	74	114	98	126
Average reserves (£bn)	22.7	6.1	41.8	70.6	21.5	6.7	40.3	68.5	68.4

Spread margin represents the return made on annuity and non-linked investment business
Note (f)
Expected return on shareholder assets (£m)	98	66	118	282	48	60	99	207	492
Equity (%)	7.8%	7.2%	7.2%	7.2%	7.0%	7.3%	7.3%	7.3%	7.3%
Property (%)	6.3%	5.7%	5.7%	5.7%	5.5%	5.8%	5.8%	5.8%	5.8%
Bonds (%)	5.5%	4.4%	3.6%	4.7%	5.5%	4.7%	4.4%	4.9%	4.7%

Expected return being the return made on shareholder net assets
Note (g)
Acquisition expenses (£m)	(183)	(275)	(90)	(548)	(187)	(212)	(101)	(500)	(950)
APE (£m)	657	904	550	2,111	617	813	612	2,042	3,745
As acquisition expense ratio on APE (%)	28%	30%	16%	26%	30%	26%	17%	24%	25%

Acquisition expenses include commission incurred in writing new business less deferred costs
Note (h)
Administrative expenses (£m)	(178)	(240)	(214)	(632)	(177)	(238)	(214)	(629)	(1,350)
As existing business expense ratio on average reserves (bps)	34	44	68	46	36	45	70	48	49
Average reserves (£bn)	104	109	63	276	97	105	61	263	275

Administrative expenses comprise expenses and renewal commissions incurred in managing the existing book

A20 - Analysis of general insurance

(i) United Kingdom (excluding group reinsurance and agencies in run-off)

	Net written premium			Underwriting result			Combined operating ratio
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
Personal
Motor	569	541	1,040	(30)	4	1	104%	101%	100%
Homeowner	387	517	942	21	15	21	98%	98%	99%
Other	188	199	370	9	(41)	(22)	98%	117%	105%
	1,144	1,257	2,352	-	(22)	-	98%	104%	100%
Commercial
Motor	261	252	484	6	14	17	98%	96%	97%
Property	327	335	616	3	10	(16)	102%	97%	100%
Other	210	205	414	18	37	23	91%	86%	95%
	798	792	1,514	27	61	24	97%	94%	98%
Total	1,942	2,049	3,866	27	39	24	98%	99%	99%

(ii) France

	Net written premium			Underwriting result			Combined operating ratio
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
Motor	184	187	322	(22)	(4)	(25)	112%	101%	107%
Property and other	245	247	407	4	11	40	95%	92%	90%
Total	429	434	729	(18)	7	15	102%	96%	98%

(iii) Ireland

	Net written premium			Underwriting result			Combined operating ratio
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
Motor	106	117	208	15	23	19	83%	81%	92%
Property and other	106	123	214	(27)	(8)	(30)	128%	106%	113%
Total	212	240	422	(12)	15	(11)	105%	94%	103%

(iv) Delta Lloyd

	Net written premium			Underwriting result			Combined operating ratio
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
Motor	227	174	389	(28)	1	9	112%	100%	98%
Property	200	218	324	(11)	9	(28)	106%	97%	109%
Liability	61	55	87	16	(1)	18	66%	98%	81%
Other	219	230	363	54	(3)	39	68%	95%	91%
Total	707	677	1,163	31	6	38	93%	97%	97%

(v) Canada

	Net written premium			Underwriting result			Combined operating ratio
	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
Motor	551	506	978	15	24	30	97%	93%	97%
Property	315	274	595	20	(19)	(61)	96%	110%	111%
Liability	105	92	190	3	14	17	98%	86%	91%
Other	25	17	37	5	2	10	67%	69%	71%
Total	996	889	1,800	43	21	(4)	96%	97%	100%

A21 - Funds under management
	30 June 2010			31 December 2009
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	309,407	45,211	354,618	354,391
Less: third party funds included within consolidated IFRS assets	-	(12,066)	(12,066)	(9,980)
	309,407	33,145	342,552	344,411
Third party funds under management:
Unit trusts, OEICs, PEPs and ISAs			16,734	21,618
Segregated funds			54,494	48,770
			413,780	414,799
Non-managed assets			(33,871)	(35,388)
Funds under management			379,909	379,411

A22 - Operational cost base
The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:
	6 months 2010 £m	6 months 2009 £m
Other expenses (as reported)	1,869	2,245
Less: Non operating items included above (amortisation and impairments)	(421)	(730)
Add: Claims handling costs[1]	338	340
Non commission acquisition costs[2]	617	638
Operating cost base	2,403	2,493
1.                     As reported within Claims and benefits paid of £14,630 million (HY09: £14,142 million)
2.                     As reported within Fee and commissions expense of £3,178 million (HY09: £1,909 million)

During HY10, the operating cost base decreased 4% to £2,403 million (HY09: £2,493 million). The like-for-like cost base presented below is adjusted for the impact of foreign exchange, businesses acquired/disposed of during the year and elimination of one-off restructuring and integration spend from the cost base in both years. The like-for-like cost base increased by 1% to £2,331 million compared with a 30 June 2009 like-for-like cost base of £2,307 million. This is against 4% growth in life business (long-term savings sales up 4% on HY09 to £20.2 billion) and 2% growth in general insurance and health business (net written premiums up 2% to £5 billion)
Movement in operating cost base
£m
Total operating cost base 30 June 2009	2,493
Less: restructuring, integration and brand costs for the six months to 30 June 2009	(148)
Impact of acquisitions and disposals[1]	(40)
Foreign exchange	2
30 June 2009 like-for-like operating cost base	2,307
Inflation[2]	58
UK Life	(30)
UK General Insurance	(15)
Aviva Europe	(26)
Delta Lloyd	13
Other businesses (including group centre)	24
30 June 2010 like-for-like operating cost base	2,331
Restructuring, integration and brand costs 30 June 2010	72
Total operating cost base 30 June 2010	2,403
1. Impact of acquisitions & disposals - restatement of the 2009 cost base for the impact of acquisitions and disposals in both 2009 and 2010 to achieve a cost base on a like-for-like basis.
2. Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated using the Consumer Price Index for individual countries, applied to operating expenditure i.e. excluding restructuring & integration costs (but including adjustments for acquisitions & disposals). The overall weighted average is calculated at 2.5%

Directors' responsibility statement

The half yearly report includes the regulated information required to be made public under DTR 4.2.2, as defined in DTR 6.3.5 of the Transparency Directive.

The directors confirm that, to the best of each person's knowledge:

(a)   the group condensed financial statements in this report, which have been prepared in accordance with IFRS as adopted by the EU, IFRIC interpretation and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the group taken as a whole;

(b)   the commentary contained in this report includes a fair review of the development and performance of the business and the position of the group taken as a whole, together with a description of the principal risks and uncertainties that they face; and

(c)   the interim report includes a fair review of the information required on material transactions with related parties and changes since the last annual report.

Information on the directors can be found on page 80 of Aviva plc's 2009 Annual Report and Accounts.

By order of the board

Andrew Moss                                                           Patrick Regan
Group Chief Executive                                           Chief Financial Officer
4 August 2010

Independent review report to Aviva plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprises the Consolidated Income Statement, the Condensed Statement of Comprehensive Income, the Condensed Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related notes A1 to A18 on pages 28 to 54. Our review did not extend to the information disclosed in notes A19 to A22. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
This report is made solely to the Company in accordance with guidance contained in International Standards on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.
Directors' Responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Services Authority.
As disclosed in note A1, the annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.
Our Responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.
Scope of Review
We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
4 August 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 August, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary